Exhibit 99.39

AMENDMENT TO LICENSE AND DEVELOPMENT AGREEMENT

THIS AMENDMENT (“Amendment”), dated as of the 11th day of November 2010, is entered into by and between Archer-Daniels-Midland Company ("ADM"), and Burcon NutraScience Corporation and Burcon NutraScience (MB) Corp. (collectively “Burcon”).

WHEREAS, ADM, Burcon and Burcon’s wholly-owned subsidiary, Burcon NutraScience (MB) Corp. are parties to the License and Development Agreement dated September 16, 2003 and as amended on June 1, 2007 (the “License and Development Agreement”). The parties agree to amend the License and Development Agreement to provide that the term “Approval Date” in Section 2.2 will be deemed to be March 1, 2011, provided that ADM agrees that it will not terminate the License and Development Agreement prior to March 1, 2011. The amendment will also provide that if ADM and Burcon do not come to agreement on the terms of Section 4.4 on or before March 1, 2011, the License and Development Agreement shall terminate on March 1, 2011 according to Section 4.4 of the License and Development Agreement and Burcon shall reimburse ADM for the Initial Contribution of $360,000 for the GRAS process within five (5) days of such date.

This Agreement may be executed in counterparts, each of which shall be deemed an original and shall be binding upon any party executing the same and all of which together shall constitute one and the same document. A facsimile signature shall be considered as an original signature.

IN WITNESS WHEREOF, the authorized representatives of the parties have duly executed this Agreement as of the date first above written.

ARCHER-DANIELS-MIDLAND COMPANY	BURCON NUTRASCIENCE CORPORATION

By:	“Mike Baroni”	By:	“Johann Tergesen”

Title:	VP	Title:	President & C.O.O.

Date:	11/11/2010	Date:	12/11/2010

BURCON NUTRASCIENCE (MB) CORP.

By:	“Johann Tergesen”

Title:	President

Date:	12/11/2010